13013648

Mail Processing Section
MAR 04 2013
Washington DC
402

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68644

3/12

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tourmaline Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 Washington Boulevard, 10th Floor
(No. and Street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Groff — (203) 302-7300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

KW 3/13

OATH OR AFFIRMATION

I, Daniel Groff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tourmaline Partners, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jonathan Goldstein
Notary Public-Connecticut
My Commission Expires
March 31, 2013

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Tourmaline Partners, LLC

We have audited the accompanying consolidated statement of financial condition of Tourmaline Partners, LLC and Subsidiaries (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tourmaline Partners, LLC and Subsidiaries as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 21, 2013

An independent firm associated with AGN International Ltd

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS	
Cash and cash equivalents	$ 1,618,231
Receivables from clearing brokers, including clearing deposits of approximately $1,975,000	3,497,047
Commissions receivable	190,585
Property and equipment, net	687,440
Other assets	314,033
	$ 6,307,336
LIABILITIES AND EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 2,488,878
Equity	
Members' equity	3,775,747
Non-controlling interest	8,186
Accumulated other comprehensive income	34,525
Total equity	3,818,458
	$ 6,307,336

See accompanying notes to consolidated financial statement.

1. Nature of business

Tourmaline Partners, LLC ("Tourmaline Partners") is a limited liability company formed under the laws of the state of Connecticut on June 17, 2010. On December 15, 2010, Tourmaline Partners became registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority. Tourmaline Partners' operations are also conducted through its wholly-owned subsidiaries, Tourmaline (UK) Limited ("Tourmaline UK") and Tourmaline Associates (UK) Limited ("Tourmaline Associates") and their majority owned subsidiary, Tourmaline Europe, LLP ("Tourmaline Europe").

Tourmaline Partners, Tourmaline UK, Tourmaline Associates and Tourmaline Europe (collectively, the "Company") execute trades with or on behalf of, and earns commissions from managers of private investment funds.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of Tourmaline Partners, Tourmaline UK, Tourmaline Associates, and Tourmaline Europe. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These consolidated financial statements were approved by management and available for issuance on February 21, 2013. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

2. Summary of significant accounting policies (continued)

Receivables from Clearing Brokers and Commissions Receivable

The amounts receivable from broker and commissions receivable arise in the ordinary course of business and are pursuant to a clearing agreement with a clearing firm.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related commission and trading revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Deferred Rent Expense

The difference between the rent expense and rent paid is recorded as deferred rent in the consolidated statement of financial condition. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions of rent expense over the term of the lease.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	3-7 years	Straight-line
Computer hardware	3-5 years	Straight-line
Computer software	3-5 years	Straight-line
Leasehold improvements	lease term	Straight-line

Impairment of Long-Lived Assets

In accordance with GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment of long-lived assets recorded during the year ended December 31, 2012.

2. Summary of significant accounting policies (continued)

Foreign Currency Translation

Foreign currency transactions and the financial statements of Tourmaline Partners' foreign subsidiaries are translated into U.S. dollars at prevailing or current rates respectively, except for revenues and expenses which are translated at average currency rates during the reporting period. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of operations and are reported as a separate component of equity. The annual currency translation adjustment increased equity by approximately $40,000 at December 31, 2012.

Comprehensive Income (Loss)

The Company reports and displays comprehensive income (loss) and its components in members' equity. The components of other comprehensive income (loss), such as changes in foreign currency translation adjustments are added to net income to arrive at comprehensive income. Other comprehensive income (loss) items have no impact on net income as presented in the consolidated statement of operations and comprehensive income.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

Tourmaline UK is subject to corporate income taxes at a 28% tax rate.

Non-Controlling Interest

The consolidated subsidiaries that are less then wholly owned are referred to as non-controlling interests. The portion of net income (loss) attributable to non-controlling interests for such subsidiaries is presented as net income applicable to non-controlling interests on the consolidated statement of operations, and the portion of equity of such subsidiaries is presented as non-controlling interests on the consolidated statement of financial condition and consolidated statement of changes in equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

3. Property and equipment

Property and equipment consist of the following at December 31, 2012:

Furniture and fixtures	$ 141,789
Computer hardware	452,409
Computer software	238,638
Leasehold improvements	168,363
	1,001,199
Less accumulated depreciation	313,759
	$ 687,440

Depreciation expense for the year ended December 31, 2012 was approximately $184,000.

4. Commitments

Tourmaline Partners is obligated under an operating lease agreement for office space, expiring through May 2018. Rent expense for the year ended December 31, 2012 was approximately $218,000 for this office space. Included in other assets at December 31, 2012 is a security deposit related to this lease agreement in the approximate amount of $103,000.

Tourmaline Europe is obligated under an operating lease for its London office space that expires in August 2013. Rent expense for the year ended December 31, 2012 was approximately $238,000. Included in other assets at December 31, 2012 is a security deposit related to this lease agreement in the approximate amount of $34,000.

Aggregate future lease payments of office space under this lease agreement for the five years subsequent to December 31, 2012 are as follows:

2013	$ 420,000
2014	220,000
2015	226,000
2016	231,000
2017	236,000
Thereafter	99,000
	$ 1,432,000

For the year ended December 31, 2012, rent expense for the Company was approximately $456,000.

5. Net capital requirement

Tourmaline Partners is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, Tourmaline Partners' net capital was approximately $1,515,000 which was approximately $1,265,000 in excess of its minimum requirement of $250,000.

6. Off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

The clearing operation for securities transactions are provided by one broker. This broker is a member of major securities exchange. At December 31, 2012, all of the securities owned and the amounts due from broker reflected in the consolidated statement of financial condition are positions held by, and amount due from, such broker. Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should this broker be unable to fulfill their obligations to return the Company's securities or repay amounts owed. Substantially all of the Company's receivables from broker relate to cash balances on deposit and approximately $1,975,000 required by the clearing broker to be maintained on deposit.

From time to time, the Company will maintain cash balances in a financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

7. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a matching contribution at the discretion of the Board of Directors. At December 31, 2012, the Company incurred expenses related to the Plan in the amount of approximately $121,000.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

9. Contingency

In December 2012, the Company initiated a legal action against a former employee. Management believes, based on the advice of the Company's legal counsel that the suit could result in a settlement or award by the court in favor of the Company. However, the ultimate outcome of the litigation cannot be determined and no amount has been recognized for possible collection of any claims asserted in the litigation.

10. Major customer

During the year ended December 31, 2012, the Company had one major customer that aggregated approximately 24% of total revenues.

11. Subsequent event

Subsequent to December 31, 2012, Members affected withdrawals of approximately $500,000.